Exhibit 12.1

CARDTRONICS, INC. AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year ended December 31,
	2015		2014		2013		2012		2011

EARNINGS:
Income before income taxes and cumulative effect of accounting changes (a)	$106,422		$65,314		$65,834		$70,600		$57,057
Fixed charges (as outlined below)	35,473		37,024		25,463		24,284		23,181
Total earnings, as defined	$141,895		$102,338		$91,297		$94,884		$80,238

FIXED CHARGES:
Interest charges (b)	$30,814		$33,812		$23,086		$22,057		$21,109
Less: Write-off unamortized debt issuance costs (c)	—		—		—		—		—
Interest component of rental expense	4,659		3,212		2,377		2,227		2,072
Total fixed charges, as defined	$35,473		$37,024		$25,463		$24,284		$23,181

Ratio of earnings to fixed charges	4.00	x	2.76	x	3.59	x	3.91	x	3.46 x
Amount of earnings insufficient to cover fixed charges	—		—		—		—		—

(a)	Amount represents Income (loss) before income taxes as reported in our Consolidated Statements of Operations plus net loss (income) attributable to noncontrolling interests.
(b)	Includes the amortization of debt discount and debt issuance costs.
(c)	Amount included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.